

March 20, 2013

Via E-mail
Paul C. Honda
Vice-President, Assistant Secretary and Compliance Officer
American Honda Finance Corporation
20800 Madrona Avenue
Torrance, CA 90503

> **Re:** **Honda Auto Receivables 2010-2 Owner Trust**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed June 28, 2012**
> **File No. 333-150095-08**

Dear Mr. Honda:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Exhibits to Form 10-K

Exhibit 35.2

1. We note in Exhibit 35.2 the statement by Tony Panganiben of DealerTrack Collateral Management Services, the special servicer, that a review of the special servicer's activities and performance under the applicable servicing agreement during the reporting period "has been conducted under our supervision." It is not clear from this statement whether such review was conducted under Mr. Panganiben's supervision, as required by Item 1123(a) of Regulation AB. Therefore, please confirm whether such review was conducted under Mr. Panganiben's supervision. If such review was not supervised by Mr. Panganiben, please clarify the meaning of "our supervision." Also, please confirm that in future filings the special servicer's Item 1123 servicer compliance statement will state that the review of the special servicer's activities during the reporting period and of its performance under the

applicable servicing agreement has been made under the supervision of the officer signing such statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262 or me at (202) 551-3225 with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Gary D. Roth, Esq.
        Alston & Bird LLP